UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from March 1, 2007 to December 31, 2007

Commission file number: 1-5418

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, Minnesota 55344

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Retirement & Savings Plans Administrative Committee

SUPERVALU INC.

Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for benefits of the SUPERVALU Pre-Tax Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2007 and February 28, 2007, and the related statement of changes in net assets available for benefits for the period from March 1, 2007 to December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and February 28, 2007, and the changes in net assets available for benefits for the period from March 1, 2007 to December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

June 30, 2008

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND FEBRUARY 28, 2007

	December 31, 2007	February 28, 2007
ASSETS:
Plan’s interest in Master Trusts, at fair value:
Bank of New York Master Trust	$915,991,949	$773,316,893
Fidelity Master Trust	2,797,745,464	—
State Street Master Trust	2,055,602,833	—

Total interest in Master Trusts	5,769,340,246	773,316,893

Loans to participants	168,441,337	20,722,957
Employer contribution receivable	82,654,941	9,838,771
Participant contributions receivable	—	257,699

Total assets	6,020,436,524	804,136,320

LIABILITIES — Administrative expenses payable	(2,110,513)	(71,069)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	6,018,326,011	804,065,251

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	7,127,510	2,528,747

NET ASSETS AVAILABLE FOR BENEFITS	$6,025,453,521	$806,593,998

See accompanying notes to the financial statements.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD FROM MARCH 1, 2007 TO DECEMBER 31, 2007

ADDITIONS:
Investment income:
Plan’s interest in Bank of New York Master Trust investment income	$36,655,447
Interest on loans to participants	1,367,019

Net investment income	38,022,466

Contributions:
Employer	16,002,354
Participants’	43,039,639

Total contributions	59,041,993

Plan mergers	5,197,880,193

Total additions	5,294,944,652
DEDUCTIONS:
Benefits paid to participants	(71,916,461)
Administrative expenses	(3,845,233)
Transfers to other plans within the Bank of New York Master Trust	(323,435)

Total deductions	(76,085,129)

NET INCREASE	5,218,859,523

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	806,593,998

End of period	$6,025,453,521

See accompanying notes to the financial statements.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND FEBRUARY 28, 2007,

AND FOR THE PERIOD FROM MARCH 1, 2007 TO DECEMBER 31, 2007

1.	Description of Plan

The following description of the SUPERVALU Pre-Tax Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The following description of the Plan provisions applies to the Plan year ended December 31, 2007. Changes to Plan provisions as of January 1, 2008 are further discussed in Note 8, Subsequent Events.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was established for eligible full time and part time employees of SUPERVALU INC. and certain subsidiaries (“SUPERVALU” or the “Company”). Plan eligibility begins after 250 hours worked in a 90-day period and the attainment of the age of 21.

In addition to the changes to the Plan discussed in Note 8, Subsequent Events, the Plan’s year end changed from ending on the last day in February to ending on December 31. This change became effective on December 31, 2007.

Plan Mergers

Mergers into the Plan of $5,197,880,193 occurred on September 4, 2007 and December 31, 2007 as follows:

Effective September 4, 2007, the SUPERVALU INC. Employee Stock Ownership Plan was merged into the Plan and assets of $6,318,144 were transferred into the Bank of New York Master Trust.

Effective December 31, 2007, various other Company plans were merged into the Plan as follows:

Plans Merged	Total Investments Merged (by Plan)
SUPERVALU Retail Employees’ 401(k) Plan	$29,006,161
SUPERVALU Wholesale Employees’ 401(k) Plan	17,604,393
Pittsburgh Division Profit Sharing Plan	66,154,619
Albertsons Savings and Retirement Estates	4,976,345,614
Albertsons Savings and Retirement Estates II	102,451,262

Total	$5,191,562,049

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For participants in the Plan prior to December 31, 2007, participants directed their accounts into one or more of the funds within the SUPERVALU INC. 401(k) Master Trust held by Bank of New York, the trustee (the “Bank of New York Master Trust”). Participant account movement between plans with an interest in the Bank of New York Master Trust prior to December 31, 2007 resulted in net transfers out of the Plan of $323,435.

For participants whose accounts merged into the Plan on December 31, 2007, participant accounts from the SUPERVALU Retail Employees’ 401(k) Plan, SUPERVALU Wholesale Employees’ 401(k) Plan, and Pittsburgh Division Profit Sharing Plan were transferred, along with the related interest in the Bank of New York Master Trust, into the Plan.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND FEBRUARY 28, 2007,

AND FOR THE PERIOD FROM MARCH 1, 2007 TO DECEMBER 31, 2007

Participant accounts from the Albertsons Savings and Retirement Estates and the Albertsons Savings and Retirement Estates II were transferred into the Plan on December 31, 2007, but the interest in the related investments remained in both the ABS Retirement Master Trust held by Fidelity Management Trust Company, the trustee (“Fidelity Master Trust”) and the SUPERVALU INC. Master Investment Trust held by State Street Corporation, the trustee (“State Street Master Trust”) (collectively, along with the Bank of New York Master Trust, the “Master Trusts”). The participants with accounts that transferred into the Plan on December 31, 2007, were eligible to participate in the Plan starting in January 2008 (see Note 8, Subsequent Events).

Contributions

Upon initial enrollment, employees are automatically enrolled with a 3% employee contribution in the Plan after satisfying the eligibility rules unless the employee specifically notifies SUPERVALU that the employee will not participate. Thereafter, employees must make an election to change their contribution percentage. The Plan allows for employee contributions of 2% to 30% of their recognized compensation to the Plan, subject to the limitations by the Internal Revenue Service (“IRS”). Participant contributions up to 5% of their recognized compensation are matched by SUPERVALU at a rate of 20%, 50% or 75% depending on the location the participant is employed. An additional discretionary employer matching contribution of up to 80% of the first 5% of a participant’s contribution may be made by SUPERVALU, depending upon the performance of the Company and each applicable business unit. Except in the case of death, disability, or retirement after the age of 62, the additional discretionary employer contribution is earned by any participant having worked 1,000 hours during the Plan year and employed on the last day of the Plan year.

Vesting

Participant contributions plus actual earnings thereon are immediately vested. All employer contributions plus earnings thereon are vested 20% at two years of employment, 40% at three years of employment, 60% at four years of employment, and 100% at five years of employment.

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that equal the prime rate as published by the Wall Street Journal for the last business day of the calendar month preceding the month in which the loan was granted, plus 1%. Principal and interest is paid ratably through monthly payroll deductions, and the maximum term of any loan is five years. Loan interest rates range from 5.0% to 10.5% as of December 31, 2007.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefits under the Plan are payable in a lump sum. Participants currently employed by SUPERVALU can withdraw their employee contributions and rollover contributions at any time, subject to required federal withholding. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Plan administrator.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of SUPERVALU Common Stock allocated to his or her account. Shares of SUPERVALU Common Stock for which participants do not timely return proxy or voting instruction cards shall be voted based on instructions the trustee has received from the Company.

Forfeited Accounts

At December 31, 2007 and February 28, 2007, forfeited nonvested accounts totaled $1,299,956 and $2,200,926, respectively. Forfeitures of nonvested amounts are used to restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions or pay Plan expenses. During the period from March 1, 2007 to December 31, 2007, Plan expenses and employer contributions were reduced by $510,824 and $90,250, respectively, from forfeited nonvested accounts.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND FEBRUARY 28, 2007,

AND FOR THE PERIOD FROM MARCH 1, 2007 TO DECEMBER 31, 2007

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the Plan’s interest in the Master Trusts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments Valuation and Income Recognition

The fair value of the Plan’s interests in the Master Trusts is based on the beginning of the period value of the Plan’s interests in the Master Trusts plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trusts. Mutual funds are valued at the net asset value of shares held by the Plan at year end. The fair value of the synthetic guaranteed investment contracts equals the total of the fair value of the underlying assets plus the value of the wrapper contract (see Note 3, Interest in Master Trusts). Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses are generally paid by the Plan, except to the extent that SUPERVALU, at its discretion, directly pays for certain expenses.

Risk and Uncertainties

The Master Trusts invest in various investment options. These investment options are exposed to various risks, such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Concentration of Market Risk

At December 31, 2007 and February 28, 2007, 2.7% and 11.7%, respectively, of the Plan’s assets were invested in the common stock of SUPERVALU. The underlying value of SUPERVALU common stock is entirely dependent upon the performance of SUPERVALU and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of SUPERVALU common stock in the near term could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND FEBRUARY 28, 2007,

AND FOR THE PERIOD FROM MARCH 1, 2007 TO DECEMBER 31, 2007

Recent Accounting Pronouncements

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes an authoritative definition of fair value, sets out framework measuring fair value, and requires additional disclosure about fair value measurements. The application of SFAS 157 is required for fiscal years beginning after November 15, 2007. With the adoption of SFAS 157, the Plan does not believe it will have a material impact, if any, beyond additional disclosure presentation requirements in the notes to the financial statements.

Effective March 1, 2007, the Plan adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 establishes financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. The adoption of FIN 48 had no impact on the Plan’s net assets available for benefits as of December 31, 2007 or changes of net assets available for benefits for the year then ended.

3.	Interest in Master Trusts

Each of the Plan’s interest in the Master Trusts represent 5% or more of the Plan’s net assets as of December 31, 2007 and February 28, 2007.

Under the terms of the trust agreements, the trustees manage investments on behalf of the Plan and are held together with assets of other plans sponsored by SUPERVALU in the Master Trusts.

Bank of New York Master Trust

At December 31, 2007 and February 28, 2007, the Plan’s interest in the net assets of the Bank of New York Master Trust was approximately 100% and 88%, respectively. Investment income and administrative expenses relating to the Bank of New York Master Trust are allocated to the individual plans based upon the ratio of net assets of the plan in that fund to the total net assets of the Bank of New York Master Trust in that fund.

Fair values of investments in the Bank of New York Master Trust are as follows:

	December 31, 2007	February 28, 2007
Investments at fair value:
Receivable from liquidated assets	$263,511,630	$—
Common and preferred Stock	154,054,108	238,066,049
SUPERVALU, INC. Common Stock	99,713,752	98,086,887
Mutual funds / pooled separate accounts	89,748,380	256,160,402
Corporate bonds and debentures	99,713,752	98,086,887
Commercial paper and short-term investments	1,957,177	3,925,261
Synthetic guaranteed investment contract	207,293,150	185,441,172

Total investments at fair value	915,991,949	879,766,658

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,487,479)	3,104,686

Total investments at contract value	$914,504,470	$882,871,344

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND FEBRUARY 28, 2007,

AND FOR THE PERIOD FROM MARCH 1, 2007 TO DECEMBER 31, 2007

Investment income for the Bank of New York Master Trust for the period from March 1, 2007 to December 31, 2007 is as follows:

2007
Investment income:
Net appreciation (depreciation) in fair value of investments:
Common and preferred stock	$6,529,160
Mutual funds / pooled separate accounts	14,811,413
Corporate bonds and debentures	12,668,511

34,009,084
Dividends	2,021,090
Interest	7,027,681

Net investment income	$43,057,855

The Bank of New York Master Trust holds an investment in a Principal Conservation Fund, which includes a synthetic guaranteed investment contract (“GIC”). As of December 31, 2007 and February 28, 2007, the synthetic GIC is presented at fair value of $207,293,150 and $185,441,172, respectively, in the table above. In determining the net assets available for benefits, as of December 31, 2007 and February 28, 2007, the synthetic GIC is recorded at its contract value of $205,805,671 and $188,545,858, respectively, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive.

Contract value, as reported to the Plan by the trustee, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed and reset on a quarterly basis. The crediting interest rate at December 31, 2007 and February 28, 2007 was 4.37% and 5.01%, respectively. The average yield at December 31, 2007 and February 28, 2007 was 5.01% and 5.40%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The synthetic GIC does not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days notice. The GIC is placed with a financial institution with a credit rating of A.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND FEBRUARY 28, 2007,

AND FOR THE PERIOD FROM MARCH 1, 2007 TO DECEMBER 31, 2007

Fidelity Master Trust

At December 31, 2007, the Plan’s interest in the net assets of the Fidelity Master Trust was approximately 100%. Fair values of investments in the Fidelity Master Trust are as follows:

2007
Investments at fair value:
SUPERVALU INC. Common Stock	$56,860,434
Mutual funds / pooled separate accounts	2,120,930,701
U.S. government securities	4,568
Commercial paper and short-term investments	39,331,766
Synthetic guaranteed investment contracts	580,617,995

Total investments at fair value	2,797,745,464
Adjustment from fair value to contract value for fully benefit - responsive investment contracts	8,614,989

Total investments at contract value	$2,806,360,453

As a result of the December 31, 2007 transfers into the Plan, the Statement of Changes in Net Assets Available for Benefits does not reflect investment income or expense related to the Fidelity Master Trust.

The Plan holds a benefit-responsive investment contract with Principal Life Insurance Company (“Principal”). Principal maintains the contributions in Principal separate accounts. Those accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Fidelity Master Trust holds an investment in a synthetic GIC, which is presented at fair value at December 31, 2007 of $580,617,995 in the table above. In determining the net assets available for benefits at December 31, 2007 the synthetic GIC is recorded at its contract value of $589,232,984, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive. In addition, the Fidelity Master Trust holds a wrap guarantee agreement that can be utilized in the event the issuer of the wrapper contract falls below certain credit rating criteria.

Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed and reset on a quarterly basis. The crediting interest rate at December 31, 2007 was 5.40%. The average yield at December 31, 2007 was 5.55%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The synthetic GIC does not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days notice. The GIC is placed with a financial institution with a credit rating of A.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND FEBRUARY 28, 2007,

AND FOR THE PERIOD FROM MARCH 1, 2007 TO DECEMBER 31, 2007

State Street Master Trust

At December 31, 2007, the Plan’s interest in the net assets of the State Street Master Trust was approximately 53%. Fair values of investments in the State Street Master Trust are as follows:

2007
Investments at fair value:
Common and preferred stock	$1,421,024,701
Mutual funds / pooled separate accounts	905,446,925
Corporate bonds and debentures	123,268,454
U.S. government securities	860,131,786
Commercial paper and short-term investments	618,703,763
Other (municipal bonds, futures, options)	(57,015,939)

Total investments at fair value	$3,871,559,690

As a result of the December 31, 2007 transfers into the Plan, the Statement of Changes in Net Assets Available for Benefits does not reflect investment income or expense related to the Fidelity Master Trust.

4.	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

5.	Federal Income Tax Status

The IRS has determined and informed the Company by letter dated May 8, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s ERISA counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Related-Party Transactions

Certain investments in the Master Trusts are shares of mutual funds managed by the trustees. Transactions with the trustees qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND FEBRUARY 28, 2007,

AND FOR THE PERIOD FROM MARCH 1, 2007 TO DECEMBER 31, 2007

7.	Reconciliation of the Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31, 2007	February 28, 2007
Net assets available for benefits per the financial statements	$6,025,453,521	$806,593,998
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(7,127,510)	(2,528,747)

Net assets available for benefits per Form 5500	$6,018,326,011	$804,065,251

The following is a reconciliation of investment income per the financial statements to Form 5500 for the period from March 1, 2007 to December 31, 2007:

Investment income per the financial statements	$38,022,466
Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	(4,598,763)

Investment income per Form 5500	$33,423,703

Net assets available for benefits are reported at contract value in the financial statements and at fair value in the Form 5500.

8.	Subsequent Events

On January 1, 2008, the Plan was renamed the SUPERVALU STAR 401(k) Plan. In addition to the Plan name change, other key changes to the Plan included a change in the amount of the Company match, an additional discretionary employer profit sharing contribution and earlier vesting for employer contributions made subsequent to January 1, 2008. In January 2008, all assets held in the Bank of New York Master Trust and the Fidelity Master Trust were transferred to the State Street Master Trust. Participant balances previously invested in assets held by the Bank of New York Master Trust and the Fidelity Master Trust were transferred into funds at State Street Master Trust as directed by the participants.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value
* Loans to Participants	Loans to Participants (maturing 2008 to 2018) at interest rates of 5.0% to 10.5%	*	*	$168,441,337
* SUPERVALU 401(k) Master Trust	Investment in Master Trust	*	*	915,991,949
* ABS Retirement Master Trust	Investment in Master Trust	*	*	2,797,745,464
* SUPERVALU INC. Master Investment Trust	Investment in Master Trust	*	*	2,055,602,833

*	Party—in—interest
**	Cost of asset information is not required for participant-directed investments and, therefore, is not included.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Pre-Tax Savings and Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SUPERVALU Pre-Tax Savings and Profit Sharing Plan

DATE: June 30, 2008	By:	SUPERVALU INC., the plan administrator

		By:	/s/ Sherry M. Smith
Sherry M. Smith
Senior Vice President, Finance